SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 11-K


(Mark One)

/ X / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

         For the fiscal year ended DECEMBER 31, 1997

                                       OR

/   /    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
         ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from ____________ to __________

         Commission file number ____________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           WHEELING-PITTSBURGH STEEL CORPORATION
                           401(K) RETIREMENT SAVINGS PLAN
                           1134 MARKET STREET
                           WHEELING, WV  26003


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           WHX CORPORATION
                           110 EAST 59TH ST.
                           NEW YORK, NY  10022

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION
DECEMBER 31, 1997 AND 1996

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 1997 AND 1996
INDEX
--------------------------------------------------------------------------------


                                                                            PAGE
                                                                            ----

Report of Independent Accountants                                             1


Financial Statements:

    Statements of Net Assets Available for Plan Benefits
      With Fund Information - December 31, 1997                               2

    Statements of Net Assets Available for Plan Benefits
      With Fund Information - December 31, 1996                               3

    Statement of Changes in Net Assets Available for Plan Benefits
      With Fund Information - Year Ended December 31, 1997                    4

    Statement of Changes in Net Assets Available for Plan Benefits
      With Fund Information - Year Ended December 31, 1996                    5

    Notes to Financial Statements                                             6


Additional Information:

    Schedule of Assets Held for Investment Purposes                   Schedule I

    Schedule of Reportable Transactions                              Schedule II

    Schedule of Loans or Fixed Income Obligations in Default        Schedule III

                        REPORT OF INDEPENDENT ACCOUNTANTS



June 24, 1998


To the Participants and Plan Administrator of the Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan (the
Plan) as of December 31, 1997 and December 31, 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I,II and III and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Price Waterhouse LLP
Pittsburgh, PA
June 24, 1998

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                                                     PARTICIPANT DIRECTED
                                    ------------------------------------------------------------------------------------------------
                                                                        MUTUAL FUNDS
                                    ------------------------------------------------------------------------------------------------
                                                                              IDS
                                     COLLECTIVE     IDS           IDS         NEW           IDS         AIM
                                     INCOME         SELECTIVE     MUTUAL      DIMENSION     STOCK       CONSTELLATION     TEMPLETON
                                     FUND II        FUND          FUND        FUND          FUND        FUND              FUND

               ASSETS

Investments, at fair value
 (Note 4) .                            $ 2,079,071  $ 1,409,589  $ 3,659,765  $10,199,525  $ 4,060,886  $   556,154  $   433,510

Cash and cash equivalents                   16,939       11,941       26,917       74,107       31,848        9,784        5,487

Interfund receivable/
 (payable)                                   1,479          998        1,892        4,796        1,799           81           13
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------

         Total assets                    2,097,489    1,422,528    3,688,574   10,278,428    4,094,533      566,019      439,010
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------

              LIABILITIES

Contribution refunds payable
  (Note 2)                                 (7,816)       (5,301)     (13,745)     (38,301)     (15,258)      (2,109)      (1,636)
                                       ----------   -----------  -----------   ----------   ----------   ----------  ------------

      Total liabilities                    (7,816)       (5,301)     (13,745)     (38,301)     (15,258)      (2,109)      (1,636)
                                       ----------   -----------  -----------   ----------   ----------   ----------  ------------

Net assets available for
  plan benefits                        $2,089,673   $ 1,417,227  $ 3,674,829  $10,240,127  $ 4,079,275  $   563,910  $   437,374
                                       ==========   ===========  ===========  ===========  ===========  ===========  ===========

                                                      NON-PARTICIPANT
                                                      DIRECTED
                                                      ---------------
                                                       WPC
                                       PARTICIPANT     COMMON
                                       LOANS           STOCK FUND   TOTAL

               ASSETS

Investments, at fair value (Note 4)    $   386,597   $3,292,773  $26,077,870

Cash and cash equivalents                   11,058       69,007      257,088

Interfund receivable/(payable)             (11,058)         --           --
                                       -----------   ----------  -----------

         Total assets                      386,597    3,361,780   26,334,958
                                       -----------   ----------  -----------

              LIABILITIES

Contribution refunds payable (Note 2)            -            -      (84,166)
                                       -----------   ---------- -------------

         Total liabilities                       -            -      (84,166)
                                       -----------   ---------- ------------
Net assets available for
  plan benefits                        $  $386,597   $3,361,780  $26,250,792
                                       ===========   ========== =============

The accompanying notes are an integral part of these financial statements.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION DECEMBER 31, 1996
--------------------------------------------------------------------------------


                                                                     PARTICIPANT DIRECTED
                                    ------------------------------------------------------------------------------------------------
                                                                        MUTUAL FUNDS
                                    ------------------------------------------------------------------------------------------------
                                                                                           IDS
                                     COLLECTIVE       IDS                 IDS              NEW               IDS
                                     INCOME           SELECTIVE           MUTUAL           DIMENSION         STOCK
                                     FUND II          FUND                FUND             FUND              FUND

               ASSETS

Investments, at fair
  value (Note 4)                   $1,935,420         $1,335,514          $2,934,976        $7,555,883       $2,884,442

Interest and dividend
  income receivable                         -                  -                   -                 -                -

Cash and cash equivalents              19,911             14,761              31,649            79,667           32,481

Interfund(payable)/
  receivable                          (21,814)             1,052               1,883             4,083            9,241
                                   ----------         ----------          ----------        ----------       ----------
        Total assets                1,933,517          1,351,327          $2,968,508        $7,639,633        2,926,164
                                   ----------         ----------          ----------        ----------       ----------

            LIABILITIES

Contribution refunds payable
  (Note 2)                            (12,585)            (8,793)            (19,321)          (49,725)         (19,046)
                                   ----------         ----------          ----------          --------      -----------

         Total liabilities            (12,585)            (8,793)            (19,321)          (49,725)         (19,046)
                                   ----------         ----------          ----------         ---------      -----------

Net assets available for
   plan benefits                   $1,920,932         $1,342,534          $2,949,187        $7,589,908       $2,907,118
                                   ==========         ==========          ==========        ==========       ==========

                                          PARTICIPANT DIRECTED                      NON-PARTICIPANT
                                    --------------------------------                DIRECTED
                                                 MUTUAL FUNDS
                                    --------------------------------

                                      AIM                                                    WPC
                                      CONSTELLATION       TEMPLETON      PARTICIPANT      COMMON STOCK
                                      FUND                FUND           LOANS              FUND             TOTAL

               ASSETS

Investments, at fair]
  value (Note 4)                       $225,748          $163,006        $255,558        $1,869,695      $19,160,242

Interest and dividend
  income receivable                           -                 -               -               518              518

Cash and cash equivalents                 5,585             3,272               -                 -          187,326

Interfund(payable)/
  receivable                              7,127             7,115          (7,836)             (851)               -
                                      ---------         ---------        --------        ----------      -----------
        Total assets                    238,460           173,393         247,722         1,869,362       19,348,086
                                      ---------         ---------        --------        ----------      -----------

            LIABILITIES

Contribution refunds payable
  (Note 2)                               (1,552)           (1,129)              -                 -         (112,151)
                                     ----------        ----------       ---------        ----------     ------------

         Total liabilities               (1,552)           (1,129)              -                 -         (112,151)
                                     ----------        ----------       ---------        ----------     ------------

Net assets available for
   plan benefits                       $236,908          $172,264        $247,722        $1,869,362      $19,235,935
                                      =========         =========        ========        ==========      ===========


The accompanying notes are an integral part of these financial statements.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
BENEFITS WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                            PARTICIPANT DIRECTED
                      -------------------------------------------------------------------------------------------------
                                                                                MUTUAL FUNDS
                      -------------------------------------------------------------------------------------------------
                                    COLLECTIVE       IDS SELECTIVE   IDS MUTUAL           IDS NEW         IDS STOCK
                                    INCOME FUND II       FUND        FUND                 DIMENSION FUND  FUND
          ADDITIONS:

Investment income:

Net appreciation/(depreciation)
 in fair value of investments        $117,911            11,797            40,614        1,170,035           208,146

Interest and dividends                      1            97,412           524,228          761,592           561,576
                                    ---------        ----------         ----------       ----------         ---------
                                      117,912           109,209           564,842        1,931,627           769,722
                                    ---------        -----------        ----------       ----------         ---------
Contributions:

Participant contributions             272,347           175,738           417,598        1,022,902           446,319

Employer contributions                      -                 -                 -                -                -

Participant rollovers                   8,594            12,519           124,798            2,362           122,571
                                    ---------        ----------         ---------        ---------       -----------
                                      280,941           188,257           542,396        1,025,264           568,890

Interfund transfers                  (146,851)         (102,609)         (130,760)         276,949            51,542
                                    ---------        ----------         ---------        ---------          --------
  Total additions                     252,002           194,857           976,478        3,233,840         1,390,154
                                    ---------         ---------         ---------        ---------         ---------
     DEDUCTIONS:

Participant benefits paid              78,894           113,585           205,318          467,500           182,670

Participant contribution refunds        7,816             5,301            13,745           38,301            15,258
                                     --------          --------         ---------        ---------         ---------
  Total deductions                     86,710           118,886           219,063          505,801           197,928
                                     --------          --------         ---------        ---------         ---------
     LOAN ACTIVITY:

Loans to participants                 (27,367)          (16,648)          (66,990)        (133,141)          (43,262)

Repayments on loans                    30,816            15,370            35,217           55,321            23,193
                                     --------         ---------          ---------       ---------          --------
     Net loan activity                  3,449            (1,278)          (31,773)         (77,820)          (20,069)
                                     --------         ---------          ---------       ---------         ---------

     Net increase(decrease)           168,741            74,693           725,642        2,650,219         1,172,157

Net assets at beginning of year     1,920,932         1,342,534         2,949,187        7,589,908         2,907,118
                                   ----------        ----------        ----------      -----------         ---------

Net assets at end of year          $2,089,673        $1,417,227        $3,674,829      $10,240,127        $4,079,275
                                   ==========        ==========        ==========      ===========        ==========

                                PARTICIPANT DIRECTED                                     NON-PARTICIPANT
                      -----------------------------------------------
                                                                                         DIRECTED
                                              MUTUAL FUNDS
                      -----------------------------------------------

                                     AIM                                                 -----------
                                     CONSTELLATION    TEMPLETON          PARTICIPANT     WPC COMMON
                                     FUND             FOREIGN FUND       LOANS           STOCK FUND        TOTAL
          ADDITIONS:

Investment income:

Net appreciation/(depreciation)
 in fair value of investments          (10,753)        (35,111)                 -         964,040        2,466,679

Interest and dividends                  39,991          44,788             26,151               -        2,055,739
                                      --------          -------          ---------   ------------        ---------
                                        29,238           9,677             26,151         964,040        4,522,418
                                        ------           -----           ---------         -------       ---------
Contributions:

Participant contributions              112,265          70,485                  -               -      2,517,654

Employer contributions                      -               -                   -         945,016          945,016

Participant rollovers                   11,467              54                  -               -          282,365
                                      --------         -------           --------       ---------        ---------
                                       123,732          70,539                  -         945,016        3,745,035

Interfund transfers                    180,783         187,885                  -        (316,939)               -
                                      --------        --------           --------      ----------        ---------
  Total additions                      333,753         268,101             26,151       1,592,117        8,267,453
                                      --------        --------            -------       ---------       ----------
     DEDUCTIONS:

Participant benefits paid                1,899           1,291             17,574          99,699        1,168,430

Participant contribution refunds         2,109           1,636                  -               -           84,166
                                      --------        --------            -------        --------      -----------
  Total deductions                       4,008           2,927             17,574          99,699        1,252,596
                                      --------        --------            -------         -------       ----------
     LOAN ACTIVITY:

Loans to participants                   (3,455)           (237)           291,100               -                -

Repayments on loans                        712             173           (160,802)              -                -
                                      --------         -------           --------      ----------       ----------
     Net loan activity                  (2,743)            (64)           130,298               -                -
                                      --------         -------           --------      ----------       ----------

     Net increase(decrease)            327,002         265,110            138,875       1,492,418        7,014,857

Net assets at beginning of year        236,908         172,264            247,722       1,869,362       19,235,935
                                       -------         -------           --------      ----------      -----------

Net assets at end of year             $563,910        $437,374           $386,597      $3,361,780      $26,250,792
                                      ========        ========          =========      ==========      ===========

The accompanying notes are an integral part of these financial statements.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
PLAN BENEFITS WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                            PARTICIPANT DIRECTED
                      -------------------------------------------------------------------------------------------------
                                                                                MUTUAL FUNDS
                      -------------------------------------------------------------------------------------------------


                                    COLLECTIVE       IDS SELECTIVE   IDS MUTUAL           IDS NEW         IDS STOCK
                                    INCOME FUND II       FUND        FUND                 DIMENSION FUND  FUND

         ADDITIONS:

        Investment income:
Net appreciation/(depreciation)
 in fair value of investments        $104,413         ($70,868)           $74,956       $1,110,666          $263,276

Interest and dividends                      -          106741             275,765          289,750           188,418
                                   ----------        ----------        ----------       ----------        ----------

                                      104,413            35,873           350,721        1,400,416           451,694
                                   ----------        ----------        ----------       ----------        ----------
        Contributions:

Participant contributions             317,756           246,464           486,124        1,078,343           473,385

Employer contributions                      -                 -                 -                -                 -

Participant rollovers                                         -             8,606           36,097             1,682
                                   ----------        ----------        ----------       ----------        ----------
                                      317,756           246,464           494,730        1,114,440           475,067

Interfund transfers                   (13,933)         (122,388)         (164,211)            4,295          (25,253)
                                   ----------        ----------        ----------       ----------        ----------
         Total additions              408,236           159,949           681,240        2,519,151           901,508
                                   ----------        ----------        ----------       ----------        ----------

              DEDUCTIONS:

Participant benefits paid             113,322           105,893            93,852          177,409            91,092

Participant contribution refunds       12,585             8,793            19,321           49,725            19,046
                                   ----------        ----------        ----------       ----------        ----------
              Total deductions        125,907           114,686           113,173          227,134           110,138
                                   ----------        ----------        ----------       ----------        ----------

            LOAN ACTIVITY:

Loans to participants                 (18,305)          (10,692)          (24,396)         (78,178)          (21,390)

Repayments on loans                    32,535            13,157            25,988           78,775            20,909
                                   ----------        ----------        ----------       ----------        ----------
            Net loan activity          14,230             2,465             1,592              597              (481)
                                   ----------        ----------        ----------       ----------        ----------

        Net increase(decrease)        296,559            47,728           569,659        2,292,614           790,889

Net assets at beginning of year     1,624,373         1,294,806         2,379,528        5,297,294         2,116,229
                                   ----------        ----------        ----------       ----------        ----------
Net assets at end of year          $1,920,932        $1,342,534        $2,949,187       $7,589,908        $2,907,118
                                   ==========        ==========        ==========       ==========        ==========

                      -----------------------------------------------
                                          PARTICIPANT DIRECTED                           NON-PARTICIPANT
                                                                                         DIRECTED
                                              MUTUAL FUNDS
                      -----------------------------------------------
                                     AIM                                                 -----------
                                     CONSTELLATION    TEMPLETON          PARTICIPANT     WPC COMMON
                                     FUND             FOREIGN FUND       LOANS           STOCK FUND        TOTAL
         ADDITIONS:

        Investment income:
Net appreciation/(depreciation)
 in fair value of investments          $5,421           $5,691                  -      ($358,235)       $1,135,320

Interest and dividends                  6,721            5,071             21,127            518           894,111
                                     --------         --------           --------      ----------      ------------
                                       12,142           10,762             21,127       (357,717)        2,029,431
                                     --------         --------           --------      ----------      ------------

        Contributions:

Participant contributions              25,560           13,899                  -                 -      2,641,531

Employer contributions                      -                -                  -         977,730          977,730

Participant rollovers                       -                -                  -               -           46,385
                                     --------         --------           --------      ----------      ------------
                                        25,560           13,899                 -         977,730        3,665,646

Interfund transfers                    201,222          149,028                -        (28,760)                -
                                     --------         --------           --------      ----------      ------------
         Total additions              238,924          173,689            21,127         591,253        5,695,077
                                     --------         --------           --------      ----------      ------------

              DEDUCTIONS:

Participant benefits paid                   -                -              3,607          52,252          637,427

Participant contribution refunds        1,552            1,129                  -               -           12,151
                                     --------         --------           --------      ----------      ------------
              Total deductions          1,552            1,129              3,607          52,252          749,578
                                     --------         --------           --------      ----------      ------------
            LOAN ACTIVITY:

Loans to participants                    (575)            (364)           153,900               -                 -

Repayments on loans                       111               68           (171,543)              -                 -
                                     --------         --------           --------      ----------      ------------
            Net loan activity            (464)            (296)           (17,643)              -                 -
                                     --------         --------           --------      ----------      ------------

        Net increase(decrease)        236,908          172,264               (123)        539,001         4,945,499

Net assets at beginning of year             -                -            247,845       1,330,361        14,290,436
                                     --------         --------           --------      ----------      ------------
Net assets at end of year            $236,908         $172,264           $247,722      $1,869,362      $19,235,935
                                     ========         ========           ========      ==========      ===========

The accompanying notes are an integral part of these financial statements.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1997 AND 1996
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.    PLAN FORMATION
      The Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan (the Plan) became effective July 1, 1990, and is intended to provide the opportunity for retirement savings for employees of the Wheeling-Pittsburgh Steel Corporation (the Corporation) not covered by a bargaining agreement.

2.    DESCRIPTION OF THE PLAN
      The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

      GENERAL
      The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code (IRC). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      PARTICIPANT CONTRIBUTIONS
      The Corporation deposits cash to the Plan based on deductions from the employees' monthly pretax-base pay and any periodic bonuses. Plan participants may elect to contribute 1 percent to 15 percent of their base earnings and periodic bonuses to the Plan. The sum of employer and employee contributions plus total contributions to the WPSC Salaried Employees' Pension Plan may not exceed 25% of a Participant's annual salary. Contributions vary according to the Participant's election and may be changed at the discretion of the employee. This Plan is voluntary, and all contributions to the Plan are made by the employee on a pretax basis.

      PARTICIPANT ROLLOVERS
      Participant rollovers represent transfers of cash or other property from other qualified plans.

      EMPLOYER CONTRIBUTIONS
      The Corporation provides a matching contribution in the amount of 50 percent of the first 6 percent of employee pretax contributions in the form of WHX common stock to the WPC Common Stock Fund. WHX is the parent of the Corporation. WHX common stock trades actively on a regulated exchange. Participant accounts are comprised of units of participation, as each unit of participation constitutes an undivided, pro-rata interest in all of the assets of the fund. The fair value of a unit of participation is calculated as the sum of the market value of all shares of WHX stock held in the fund, the value of all units of the cash fund held in the fund, plus income accruals, all divided by the outstanding units of the fund. The number of units constituting the fund will vary as amounts are invested in or withdrawn from the fund.

      At December 31, 1997, the Plan held 520,185 units of participation in the WPC Common Stock Fund with a fair value of $6.33 per unit. At December 31, 1996, the Plan held 398,585 units of participation in the WPC Common Stock Fund with a fair value of $4.69 per unit.

      CONTRIBUTIONS - REFUNDS
      At the end of each year, the Plan must meet a special annual IRC nondiscrimination test, in addition to the

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1997 AND 1996
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      25% limit as discussed in "Participant Contributions" above. To the extent that in applying this test certain employee's contributions are higher than the percentage allowed, these employees are refunded that portion of their yearly contribution. These refunds amounted to $84,166 for 1997 and $112,151 for 1996.

      PARTICIPANT ACCOUNTS
      Each participant's account is credited with the employee and applicable employer contributions and an allocation of the Plan earnings. Allocations of Plan earnings are based on participant's account balance as a percentage of the total account balance for the applicable investment option.

      VESTING
      All contributions plus actual earnings thereon are immediately vested, including company contributions.

      INVESTMENT OPTIONS
      Upon   enrollment  in  the  Plan,  a  participant   may  direct   employee
      contributions in 5 percent increments to any of the following investment options:

           REGISTERED INVESTMENT COMPANIES
           Funds are invested in shares of registered investment companies, including the IDS Selective Fund, IDS Mutual Fund, IDS New Dimensions Fund, IDS Stock Fund, AIM Constellation Fund and the Templeton Foreign Fund.

           COMMON/COLLECTIVE TRUSTS
           Funds are invested in the American Express Trust Collective Income Fund II. The Trust primarily invests in insurance and bank investment contracts.

      PLAN AMENDMENT
      In July of 1996, the Plan was amended to include two additional investment options: the AIM Constellation Fund and the Templeton Foreign Fund.

      TRANSFER RESTRICTION
      Participants may elect to transfer employer contributions out of the WPC Common Stock Fund to other investment funds under the Plan after 2 years have passed since the employer contribution was deposited into the Fund. Participants are prohibited from requesting a transfer to the WPC Common Stock Fund from other investments under the Plan.

      DISTRIBUTIONS TO PARTICIPANTS
      The Plan is designed to be a savings plan for retirement. As a result, participant access to funds is limited and is regulated by the federal government. There were no distributions to participants payable at December 31, 1997 and 1996.

      PARTICIPANT LOANS
      Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1997 AND 1996
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      of 50 percent of the participant's account balance or $50,000. Loan transactions are treated as a transfer to (from) the investment fund from
      (to) the participant loans. The loans are secured by the balance in the participant's accounts and bear fixed interest at a rate of prime plus 1 percent at the time of loan inception. Interest rates range from 7.00% to 10.00%. Participant repayment is usually within 5 years. Principal and interest is paid through monthly payroll deductions.

3.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING
      The Plan's financial statements are prepared on the accrual basis of accounting. Certain prior year amounts have been reclassified to conform with current year presentation.

      INVESTMENT VALUATION AND INCOME RECOGNITION
      Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, and shares of common collective trusts are valued at the current market value of the underlying assets. The WPC common stock fund is valued at fair value which represents the net asset value of shares held by the Plan at year-end, which consists of the quoted market price of the underlying WHX Common Stock and money market funds. Participant loans are valued at cost, representing the amount loaned. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex- dividend date.

      MEASUREMENT DATE
      Purchases and sales of securities are recognized on the settlement date.

      DIVIDENDS
      Dividends on mutual fund shares and on the Corporation's common stock are credited to each Participant's account, as appropriate, for shares or units held at the date of record.

      CONTRIBUTIONS
      All contributions are recorded in the period during which the Corporation makes payroll deductions from the Plan participant's earnings.

      PAYMENT OF BENEFITS
      Benefits are recorded when paid.

      USE OF ESTIMATES
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets at the date of the financial statements. Actual amounts could differ from these estimates.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1997 AND 1996
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.    INVESTMENTS
      The Plan's investments are held in trust by the American Express Trust Company. The following table presents the Plan's investments.

                                                                                      DECEMBER 31,
                                                                               1997                  1996
      INVESTMENTS AT FAIR VALUE AS DETERMINED BY
        QUOTED MARKET PRICE:
         Mutual Funds:
              IDS Selective Fund, 153,550 and
                146,695 shares, respectively                             $        1,409,589   $       1,335,514

              IDS Mutual Fund, 266,591 and
                217,760 shares, respectively                                      3,659,765           2,934,976

              IDS New Dimensions Fund, 427,438 and
                364,878 shares, respectively                                     10,199,525           7,555,883

              IDS Stock Fund, 166,525 and 127,405 shares,
                respectively                                                      4,060,886           2,884,442

              AIM Constellation Fund, 21,082 and 8,937 shares,
                respectively                                                        556,154             225,748

              Templeton Foreign Fund, 43,569 and 15,734 shares,
                respectively                                                        433,510             163,006

         Collective Trust Funds:
              American Express Trust Collective Income
                Fund II, 119,528 and 117,992 shares,
                respectively                                                      2,079,071           1,935,420
                                                                                  ---------           ---------

      Total investments at fair value as determined
       by quoted market price                                                    22,398,500          17,034,989
                                                                                 ----------          ----------

      INVESTMENTS AT FAIR VALUE:
              WPC Common Stock Fund, 520,185
                and 398,585 shares, respectively                                  3,292,773           1,869,695
                                                                                  ---------           ---------

                  Total investments                                      $       25,691,273   $      18,904,684
                                                                                 ==========          ==========

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1997 AND 1996
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.    RELATED PARTY TRANSACTIONS
      Certain Plan investments are shares of mutual funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan does not pay fees for the investment management services provided by the trustee. These fees are paid by the company.

6.    PLAN TERMINATION
      Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants shall remain 100 percent vested in their accounts.

7.    TAX STATUS
      The Internal Revenue Service has determined and informed the Corporation by letter dated January 9, 1995, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
ADDITIONAL INFORMATION
SCHEDULE I - ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(A)
DECEMBER 31, 1997
--------------------------------------------------------------------------------

        IDENTITY OF                     DESCRIPTION OF INVESTMENT
      ISSUER,BORROWER,               INCLUDING MATURITY DATE, RATE OF
     LESSOR OR SIMILAR                 INTEREST, COLLATERAL, PAR OR                                       CURRENT
           PARTY                              MATURITY VALUE                        COST                   VALUE

-------------------------------------------------------------------------------------------------------------------------

AMERICAN EXPRESS                AMERICAN EXPRESS TRUST                                $1,856,557             $2,079,071
  TRUST CO.*                      COLLECTIVE INCOME FUND II,
                                  119,528 SHARES

AMERICAN EXPRESS                IDS SELECTIVE FUND,                                   $1,399,453             $1,409,589
  TRUST CO.*                     153,550 CLASS Y SHARES

AMERICAN EXPRESS                IDS MUTUAL FUND,                                      $3,456,534             $3,659,765
  TRUST CO.*                     266,591 CLASS Y SHARES

AMERICAN EXPRESS                IDS NEW DIMENSIONS FUND,                              $7,373,040            $10,199,525
  TRUST CO.*                    427,438 CLASS Y SHARES

AMERICAN EXPRESS                IDS STOCK FUND,                                       $3,557,459             $4,060,886
  TRUST CO.*                      166,525 CLASS Y SHARES

AIM MANAGEMENT                  AIM CONSTELLATION FUND                                  $566,837               $556,153
GROUP                           21,082 SHARES

FRANKLIN TEMPLETON              TEMPLETON FOREIGN FUND                                  $461,605               $433,510
GROUP                           43,569 SHARES

WHX CORP.*                      WPC COMMON STOCK FUND,                                $2,938,857             $3,292,773
                                 520,185 SHARES

N/A                             PARTICIPANT LOANS, INTEREST RATES                       $386,597               $386,597
                                FROM 7.00% TO 10.00%

-------------------------------------------------------------------------------------------------------------------------

* Indicates party-in-interest.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
ADDITIONAL INFORMATION
SCHEDULE II - SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d)
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                                                         CURRENT
                                                                                                         VALUE OF
                                                NUMBER                                                   ASSET ON         NET
                         DESCRIPTION              OF          PURCHASE         SELLING      COST OF     TRANSACTION     GAIN OR
  PARTY INVOLVED          OF ASSETS          TRANSACTIONS       PRICE           PRICE        ASSET         DATE         (LOSS)

American Express     IDS New Dimensions
  Trust Co.            Fund                      126          $2,415,878             -            -     $2,415,878              -

American Express     IDS New Dimensions
  Trust Co.            Fund                       58                   -      $942,229      $656,349       $942,229      $285,880

American Express     IDS Mutual Fund
  Trust Co.                                       73          $1,165,356             -            -     $1,165,356              -

American Express     IDS Mutual Fund
  Trust Co.                                       56                   -      $481,166      $418,973       $481,166       $62,193

American Express     AETC Collective
  Trust Co.            Income Fund II             57            $559,373             -            -        $559,373             -

American Express     AETC Collective
  Trust Co.            Income Fund II             60                   -      $533,647      $482,860       $533,647       $50,787

American Express     IDS Stock Fund
  Trust Co.                                       83           $1,270,566            -             -     $1,270,566             -

American Express     IDS Stock Fund
  Trust Co.                                       45                    -     $302,268      $243,770       $302,268       $58,498

WHX Corporation      WPC Common
                       Stock Fund                 29             $933,958            -             -       $933,958             -

WHX Corporation      WPC Common
                       Stock Fund                 131                   -     $402,509      $395,538       $402,509        $6,971

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
ADDITIONAL INFORMATION
SCHEDULE III - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT - ITEM 27(B) DECEMBER 31, 1997
--------------------------------------------------------------------------------


===================================================================================================
IDENTITY AND ADDRESS OF       ORIGINAL    PRINCIPAL PAID   INTEREST PAID        UNPAID BALANCE AT
OBLIGOR                      AMOUNT OF      DURING 1997     DURING 1997             12/31/97
                                LOAN

---------------------------------------------------------------------------------------------------
Frank J. Aceto                 7,000            203              93                   5,555
423 Buena Vista Blvd
Steubenville, OH  43952

---------------------------------------------------------------------------------------------------
Edward Bengier                 6,500            473             213                   4,966
320 Maplewood Drive
Steubenville, OH  43952
===================================================================================================


============================================================================================================================
IDENTITY AND ADDRESS OF      DETAILED DESCRIPTION OF LOAN            AMOUNT OF          AMOUNT OF       COLLECTION
OBLIGOR                                                              PRINCIPAL           INTEREST       PROCEDURES
                                                                      OVERDUE            OVERDUE

----------------------------------------------------------------------------------------------------------------------------
Frank J. Aceto               Date of origination: 12/1/95              1,066               413          Distributed in
423 Buena Vista Blvd         Maturity date: 12/31/00                                                    1998
Steubenville, OH  43952      Interest rate: 9.75%

----------------------------------------------------------------------------------------------------------------------------
Edward Bengier               Date of origination: 12/18/95              695                266          Distributed in
320 Maplewood Drive          Maturity date: 12/31/00                                                    1998
Steubenville, OH  43952      Interest rate: 9.75%
============================================================================================================================

                                   SIGNATURES



THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


      WHEELING-PITTSBURGH STEEL CORPORATION 401(K) RETIREMENT SAVINGS PLAN
                                 (Name of Plan)





Date: JUNE 29, 1998           By: /s/ Paul J. Mooney
                                  ------------------------------------------
                                  Paul J. Mooney
                                  Executive Vice President -
                                  Chief Financial Officer
                                  Wheeling-Pittsburgh Steel Corporation
                                  Retirement Committee